UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

LeMaitre Vascular, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-33092
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

63 Second Avenue, Burlington, MA	01803
(Address of Principal Executive Offices)	(Zip Code)

Trent G. Kamke	781-221-2266
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

LeMaitre Vascular, Inc. (the “Company” or “we”) conducted an evaluation of its product lines and determined that certain products manufactured by it contain conflict minerals, which are defined by paragraph (d)(3) of Item 1.01 of Form SD as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten.

Conflict Minerals Disclosure

This report for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Products Overview

The Company develops, manufactures, processes and markets medical devices and implants for the treatment of peripheral vascular disease. We evaluated our product lines for the presence of conflict minerals and determined that a limited number contain conflict minerals necessary to the functionality or production of the product as described further below.

Reasonable Country of Origin Inquiry (RCOI)

We conducted an analysis of our products subject to the Rule and found that “conflict minerals,” as defined by the SEC, can be found in isolated components of our radiopaque tape and certain of our catheters (the “Products”).

We identified and contacted the two suppliers that provide materials used in certain isolated components of our radiopaque tape and catheters. The suppliers demonstrated familiarity with the requirements of the Rule and indicated that they conducted due diligence into their supply chains. We requested that the suppliers provide to us representations or reports regarding the source of the conflict minerals or components containing conflict minerals supplied to us by them.

RCOI Results

One supplier indicated that any smelter in their supply chain sourcing conflict minerals from the Democratic Republic of the Congo or an adjoining country conformed with the Responsible Minerals Assurance Process assessment protocols, which means they have successfully completed an independent, third-party assessment against the responsible minerals assurance process and standards. The other supplier indicated that it maintains a policy to ensure that the sourcing of conflict minerals in its supply chain does not directly or indirectly contribute to armed conflict, unethical business practices or human rights abuses in conflict-affected and high-risk areas such as the DRC and to support local economies in such areas responsibly, by allowing the use of verified conflict-free conflict minerals in such areas in its supply chains. In furtherance of such policy, such supplier will not do business with any suppliers that 1) benefit from, contribute to, assist with, or facilitate the commission by any party of any forms of torture, cruel, inhumane or degrading treatment; forced or compulsory labor; child labor; other gross human rights violations and abuses such as widespread sexual violence; or war crimes or other violations of international humanitarian law, crimes against humanity or genocide; or 2) provide direct or indirect support to non-state armed groups through the extraction, transport, trade, handling or export of minerals, nor those who provide direct or indirect support to public or private security forces who illegally control mine sites, transportation routes and upstream actors in the supply chain. We have relied on our suppliers’ responses and policies to provide us with information about the conflict minerals contained in the materials supplied to us and we did not identify any warning signs or have a basis to believe their responses were untrue.

A copy of the disclosure contained in this Form SD is publicly available at: http://lemaitre.gcs-web.com/corporate-governance/governance-overview under the heading entitled “Conflict Minerals Disclosure.”

Item 1.02 Exhibit

None.

Section 2 Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LeMaitre Vascular, Inc.

(Registrant)

By   /s/ Trent G. Kamke

Name: Trent G. Kamke

Title: Senior Vice President, Operations

Date: May 31, 2022